N-SAR for Elfun Income Fund

Item 77D:

On June 8, 1999, the Board of Trustees of the Elfun Income Fund voted To increase the Fund's non-fundamental limitation on investments in Mortgage dollar rolls from 10% to 25% of total Fund assets.